Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
[_]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instructions 1(b).	Estimated average burden hours per response. . . 0.5
1. Name and Address of Reporting Person* Lee William I.	2. Issuer Name and Ticker or Trading Symbol Toreador Resources Corporation (TRGL)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [_] 10% Owner [_] Officer (give [_] Other (specify title below) below) Director
(Last) (First) (Middle) 4809 Cole Avenue, Suite 108	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 27, 2003
(Street) Dallas, Texas 75205		5. If Amendment, Date of Original (Month/Day/Year) January 15, 2003	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3) Common Stock, par value $.15625 per share	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Previous Balance								857,098	D
	1/15/03	1/15/03	P(1)		4,200	A	$2.600	4,200	D
New Balance								861,298	D
Previous Balance								156,400	I	By Wilco Properties, Inc.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB Number.	(Over) SEC 1474 (9-02)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options (Right to buy)								05/30/12				15,000	D
Stock Options (Right to buy)	$5.95							05/17/11				15,000	D
Stock Options (Right to buy)	$2.50							08/02/08				10,000	D
Stock Options (Right to buy)	$3.00							06/01/09				5,000	D
Stock Options (Right to buy)	$3.875							10/28/09				5,000	D
Stock Options (Right to buy)	$5.50							05/28/20				20,000	D
Convertible Securities	$4.00							04/14/10				250,000	D
Convertible Securities	$4.00							12/01/08				12,500	I	Held by Wilco Properties, Inc.
Convertible Securities	$4.00	11/01/02	A(2)		10,000		11/01/02 (3)	11/01/12 (3)	Common Stock	62,500	$25.00	10,000	D
Explanation of Responses:

(1) This transaction was erroneously reported with transaction code "A." All such transactions on Table I of Forms 4 filed by Mr. Lee in 2002 through the date of this amendment should have reflected a transaction code of "P."
(2) This transaction was erroneously reported with transaction code "P." All such transactions on Table I of Forms 4 filed by Mr. Lee in 2002 through the date of this amendment should have reflected a transaction code of "A."
(3) Series A-1 Preferred Stock is convertible at any time after the purchase date (11/01/02) and, if still outstanding on 11/01/12 must be redeemed by the issuer.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ G. T. Graves III Name: William I. Lee By: G.T. Graves III, Attorney-in-Fact **Signature of Reporting Person	January 27, 2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2